

September 17, 2014

Via E-mail
Pedro José Moreno Cantalejo
Vice President of Administration and Finance
Santander Mexico Financial Group, S.A.B. de C.V.
Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.

> **Re: Santander Mexico Financial Group, S.A.B. de C.V.
> Form 20-F for the Fiscal Year Ended December 31, 2013
> Filed April 29, 2014
> File No. 001-35658**

Dear Mr. Cantalejo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Note 2 – Accounting Policies, page F-17

d) Measurement of Financial Assets and Liabilities and Recognition of Fair Value Changes, page F-23

1.   We note your disclosure on page F-25 that fair value measurements that incorporate significant unobservable assumptions are classified as Level 3. We also note that over 99% of your financial assets and 100% of your financial liabilities that are valued using internal models are classified as Level 2 in the fair value hierarchy. Please respond to the following:

- Tell us how you define "significant unobservable assumptions" for purposes of the classification of financial assets and liabilities in the fair value hierarchy.
- Describe in more detail how the "present value (analytic method)" is utilized in valuing your various financial assets and liabilities. For example, your disclosure on page F-25 describes the analytic method as a "close formula". Explain to us how your present value methodology uses "close formula" data to develop fair value estimates.

f) Offsetting of Financial Instruments, page F-34

2.   We note the column titled "financial assets not in scope of offsetting disclosures" as of December 31, 2012 and 2013. Please tell us in more detail why none of your repurchase agreements and reverse repurchase agreements are within the scope of these disclosures, particularly in light of the fact that your disclosure on page F-34 indicates that repurchase agreements, reverse repurchase agreements, securities borrowing and lending agreements are covered by master agreements with netting terms similar to those of ISDA master netting arrangements. Additionally, please tell us the types of "other financial instruments" classified as financial liabilities that are also not within the scope of this guidance.

Note 42 – Personnel Expenses, page 120

b) Global Program, page F-121

3.   You disclose that the cost of the Global Program share-based payment plan is calculated at the grant date on a pro-rata basis. Please respond to the following:
- Tell us how you determine the fair value of the Global Program and tell us whether you consider the TSR and EPS objectives as performance or market conditions.
- Please clarify which example in paragraph B52 of IFRS 2 is applicable to your stock performance plan and how you account for these under IFRS 2 (i.e. equity-settled share-based payments or cash-settled share based payments).
- Tell us the offsetting journal entry you record when you recognize compensation expense for this plan.
- Tell us how you determine the amount of any cash obligation you have to Banco Santander (Spain) for the awards that vest and tell us the journal entry you record for this transaction.

Note 45 – Other Disclosures, page F-124

a) Residual Maturity Periods and Average Interest Rates, page F-124

4.   We note your maturity table includes "certain items" in the consolidated balance sheet as of December 31, 2012 and 2013, and results in substantial negative shortfalls in cash flows for each period. Please tell us why you have excluded trading assets and assets at

fair value through profit or loss from these tables, particularly in light of the fact that you have included financial liabilities held for trading and other financial liabilities at fair value through profit or loss.

Note 48 – Risk Management, page F-136

5.4. Risks and Results, page F-162

5.   We note your presentation of the tables showing your interest rate risk profile and liquidity gap profiles for each of the three years ended December 31, 2013. Please respond to the following:
*   Tell us why "total balance sheet assets" and "total balance sheet liabilities" in the liquidity gap table does not equal "total balance sheet assets" and "total balance sheet liabilities" in the interest rate risk profile table for any year presented.
*   Tell us why "total balance sheet assets" and "total balance sheet liabilities" in both the liquidity gap table and the interest rate risk profile table do not equal total assets and total liabilities on the consolidated balance sheets.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3512 if you have questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant